

One East Fourth Street
Cincinnati, Ohio 45202

**Notice of Annual Meeting of Shareholders
and Proxy Statement**

To be Held on June 17, 2002

Dear Shareholder:

We invite you to attend our Annual Meeting of Shareholders on Monday, June 17, 2002, in Cincinnati, Ohio. At the meeting, you will hear a report on our operations and have an opportunity to meet your Company's directors and executives.

This booklet includes the formal notice of the meeting and the proxy statement. The proxy statement tells you more about the agenda and procedures for the meeting. It also describes how your Board of Directors operates and provides information about the director candidates.

All shareholders are important to us. We want your shares to be represented at the meeting and urge you either to use our telephone voting system or promptly to complete, sign, date and return your proxy form.

Sincerely,

Carl H. Lindner
*Chairman of the Board and
Chief Executive Officer*

Cincinnati, Ohio
April 30, 2002

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
OF AMERICAN FINANCIAL GROUP, INC.

Date: Monday, June 17, 2002

Time: 10:30 a.m. Eastern Daylight Savings Time

Place: The Town Hall
                    14th Floor — 580 Building
                    580 Walnut Street
                    Cincinnati, Ohio

Purpose: • Elect Directors
                      • Conduct other business if properly raised

Record Date: April 23, 2002 - Shareholders listed in the records of
                          the Company or its agents on that date are entitled to
                          receive notice of and to vote at the meeting.

Mailing Date: The approximate mailing date of this proxy statement
                          and accompanying proxy form is April 30, 2002.

Your vote is important. Whether or not you attend the meeting, you may vote your shares (a) using the toll-free telephone voting system described on page 1 below, or (b) by mailing a signed proxy form, which is the bottom portion of the enclosed perforated form. If you do attend the meeting, you may either vote by proxy or revoke your proxy and vote in person. You may also revoke your proxy at any time before the vote is taken at the meeting by written revocation, using the telephone voting system or by submitting a later-dated proxy form.

Table Of Contents

GENERAL INFORMATION

Record Date; Shares Outstanding

As of April 23, 2002, the record date for determining shareholders entitled to notice of and to vote at the meeting, the Company had 67,298,386 shares of common stock deemed outstanding and eligible to vote. This number does not include 20,029,294 shares held by subsidiaries of AFG. Under Ohio law, shares held by subsidiaries are not entitled to vote and are therefore not considered to be outstanding for purposes of the meeting. Each share of outstanding common stock is entitled to one vote on each matter to be presented at the meeting. Abstentions (including instructions to withhold authority to vote for one or more nominees) and broker non-votes are counted for purposes of determining a quorum but will not be cast with respect to any item voted on at the meeting. As a result, abstentions and broker non-votes will have no effect on the outcome of any matter voted on at the meeting.

Cumulative Voting

Shareholders have cumulative voting rights in the election of directors and one vote per share on all other matters. Cumulative voting allows a shareholder to multiply the number of shares owned on the record date by the number of directors to be elected and to cast the total for one nominee or distribute the votes among the nominees as the shareholder desires. Nominees who receive the greatest number of votes will be elected. In order to invoke cumulative voting, notice of cumulative voting must be given in writing to the Secretary of the Company not less than 48 hours before the time fixed for the holding of the meeting.

Proxies and Voting Procedures

Registered shareholders may vote by using a toll-free telephone number, by completing a proxy form and mailing it to the proxy tabulator, or by attending the meeting and voting in person. The telephone voting facilities will open on May 1, 2002, and close at 9:00 a.m. Eastern Daylight Savings Time on the meeting date. The telephone voting facilities are open Monday through Friday from 8:00 a.m. until 10:30 p.m. and on Saturdays from 8:00 a.m. until 4:30 p.m. Eastern Daylight Savings Time. The telephone voting procedures are designed to authenticate shareholders by use of a proxy control number and personal identification number ("PIN") to allow shareholders to confirm that their instructions have been properly recorded.

Shareholders whose shares are held in the name of a broker, bank or other nominee should refer to the proxy card or the information forwarded by such broker, bank or other nominee to see what voting options are available.

To vote by telephone, shareholders should call 1-877-298-0570, toll-free, using any touch-tone telephone and have their proxy form at hand. Shareholders will be asked to enter the proxy control number and PIN, then follow simple recorded instructions. To vote by mail, shareholders should complete and sign the bottom portion of the proxy form and return only that portion to the proxy tabulator.

Solicitation of proxies through the mail, in person and otherwise, is being made by management at the direction of AFG's Board of Directors, without additional compensation. AFG will pay all costs of soliciting proxies. In addition, AFG will request brokers and other custodians, nominees and fiduciaries to forward proxy soliciting material to the beneficial owners of shares held of record by such persons, and AFG will reimburse them for their expenses.

The execution of a proxy or vote by phone does not affect the right to vote in person at the meeting, and a proxy or vote by phone may be revoked by the person giving it prior to the exercise of the powers conferred by it. A shareholder may revoke a prior vote by writing to the Secretary of AFG at the Company's principal offices or by properly executing and delivering a proxy bearing a later date (or recording a later telephone vote). In addition, persons attending the meeting in person may withdraw their proxies.

If a choice is specified on a properly executed proxy form, the shares will be voted accordingly. If a proxy form is signed without a preference indicated, those shares will be voted "FOR" the election of the eight nominees proposed by the Board of Directors. The authority solicited by this Proxy Statement includes discretionary authority to cumulate votes in the election of directors. If any other matters properly come before the meeting or any adjournment thereof, each properly executed proxy form will be voted in the discretion of the proxies named therein.

Adjournment and Other Matters

Approval of a motion for adjournment or other matters brought before the meeting requires the affirmative vote of a majority of the shares voting at the meeting. Management knows of no other matters to be presented at the meeting other than those stated in this document.

ELECTION OF DIRECTORS

The Board of Directors oversees the management of the Company on your behalf. The Board reviews AFG's long-term strategic plans and exercises direct decision-making authority in key areas such as choosing the Chief Executive Officer, setting the scope of his authority to manage the Company's business day to day, and evaluating management's performance. The Board met 4 times last year.

The Board of Directors has nominated eight individuals to hold office until the next annual meeting of Shareholders and until their successors are elected and qualified. If any of the nominees should become unable to serve as a director, the proxies will be voted for any substitute nominee designated by the Board of Directors but, in any event, no proxy may be voted for more than eight nominees. The eight nominees who receive the greatest number of votes will be elected.

The nominees for election to the Board of Directors are:

Carl H. Lindner
Age 82
Director since 1959

(Chairman of the Executive Committee) Mr. Lindner is the Chairman of the Board and Chief Executive Officer of the Company and American Financial Corporation ("AFC"), a diversified financial services subsidiary of the Company. He is Chairman of the Board of Directors of Great American Financial Resources, Inc., an 83%-owned subsidiary of AFC that markets tax-deferred annuities principally to employees of educational institutions and offers life and health insurance products, and a director of Chiquita Brands International, Inc., a worldwide marketer and producer of bananas and other food products. Mr. Lindner is the father of Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner.

Keith E. Lindner
Age 42
Director since 1981

(Member of the Executive Committee) For more than five years, Mr. Lindner has served as Co-President and a director of the Company. From March 1997 until March 2002, Mr. Lindner was Vice Chairman of the Board of Directors of Chiquita. For more than five years prior to that time, Mr. Lindner had been President and Chief Operating Officer and a director of Chiquita. Mr. Lindner is also a director of AFC.

Carl H. Lindner III
Age 48
Director since 1980

(Member of the Executive Committee) For more than five years, Mr. Lindner has served as Co-President and a director of the Company. For over ten years, Mr. Lindner has been principally responsible for the Company's property and casualty insurance operations. Mr. Lindner is also a director of AFC.

S. Craig Lindner
Age 47
Director since 1979

(Member of the Executive Committee) For more than five years, Mr. Lindner has served as Co-President and a director of the Company. He is also President and a director of Great American Financial Resources, Inc. Mr. Lindner is also President of American Money Management Corporation, a subsidiary that provides investment services for the Company and its affiliated companies. Mr. Lindner is also a director of AFC.

Theodore H. Emmerich Age 75 Director since 1988	(*Chairman of the Audit Committee; Member of the Compensation Committee*) Prior to his retirement in 1986, Mr. Emmerich was managing partner of the Cincinnati office of the independent accounting firm of Ernst & Whinney. He is also a director of AFC and Summit Mutual Funds, Inc.
James E. Evans Age 56 Director since 1985	For more than five years, Mr. Evans has served as Senior Vice President and General Counsel of the Company and AFC. Mr. Evans is also a director of AFC.
William R. Martin Age 73 Director since 1994	(*Chairman of the Compensation Committee; Member of the Audit Committee*) During the past five years, Mr. Martin has been Chairman of the Board of MB Computing, Inc., a computer software and services company. Mr. Martin is also a director of Great American Financial Resources and AFC.
William W. Verity Age 43 Director Nominee	Mr. Verity has been President of Veritas Asset Management, LLC, an investment management company, since January 1, 2002, and prior thereto, he was a partner of Pathway Guidance L.L.C., an executive consulting firm, since October 2000. For more than five years previously, Mr. Verity was Chairman and Chief Executive Officer of ENCOR Holdings, Inc., a developer and manufacturer of plastic molded components. From 1994 until March 2002, he was an independent director of Chiquita.

All of the nominees other than William W. Verity were elected directors at the last annual meeting of shareholders of the Company held on May 24, 2001. Mr. Verity has been nominated to take the board seat and Compensation and Audit Committee memberships of Mr. Thomas M. Hunt, who is not standing for reelection at the meeting. See "Management" and "Compensation" below for information concerning the background, securities holdings, remuneration and other matters relating to the nominees.

In March 2002, Chiquita completed a comprehensive financial restructuring that included a prepackaged plan of reorganization filed in November of the prior year under Chapter 11 of the Bankruptcy Code. Carl H. Lindner and Keith E. Lindner were executive officers of Chiquita at the time of the bankruptcy filing.

The Board of Directors recommends that shareholders vote FOR the election of these eight nominees as directors.

PRINCIPAL SHAREHOLDERS

The following shareholders are the only persons known by the Company to own beneficially 5% or more of its outstanding common stock as of March 31, 2002:

Name and Address Of Beneficial Owner	Amount and Nature of Beneficial Ownership			Percent of Class
	Common Stock Held (a)	Obtainable upon Exercise of Options (b)	Total	
Carl H. Lindner One East Fourth Street Cincinnati, Ohio 45202	9,754,275 (d)	-	9,754,275	14.5%
Carl H. Lindner III One East Fourth Street Cincinnati, Ohio 45202	5,619,645 (e)	536,272	6,155,917	9.1%(c)
S. Craig Lindner One East Fourth Street Cincinnati, Ohio 45202	5,619,645 (f)	536,272	6,155,917	9.1%(c)
Keith E. Lindner 250 East Fifth Street Cincinnati, Ohio 45202	5,619,645 (g)	536,272	6,155,917	9.1%(c)
The American Financial Group, Inc. Retirement and Savings Plan (h) One East Fourth Street Cincinnati, Ohio 45202	8,280,077	-	8,280,077	12.3%

(a)   Unless otherwise noted, the holder has sole voting and dispositive power with respect to the shares listed.

(b)   Represents shares of common stock that may be acquired within 60 days of March 31, 2002 through the exercise of options granted under the Company's Stock Option Plan. The Lindner family members listed above hold options (both vested and unvested) to purchase the following numbers of shares of common stock:

> Carl H. Lindner   0
> Keith E. Lindner.................................. 696,272
> Carl H. Lindner III 696,272
> S. Craig Lindner 696,272

(c)   The percentages of outstanding shares of common stock beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) by Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner are 8.1%, 7.9% and 11.2%, respectively, after attributing the shares held in various trusts for the benefit of the minor children of S. Craig Lindner and Carl H. Lindner III (for which Keith E. Lindner acts as trustee with voting and dispositive power) to Keith E. Lindner.

(d)   Includes 1,544,402 shares held by his spouse and 252,378 shares held in a charitable foundation over which Mr. Lindner has sole voting and dispositive power but no pecuniary interest. Excludes 1,951,123 shares held in a trust for the benefit of his family for which a third party acts as trustee with voting and dispositive power.

(e)   Includes 19,826 shares held by his spouse individually or in a trust over which she has voting and dispositive power, 1,000,000 shares held by a limited liability company over which shares he holds dispositive but not voting power, and 661,864 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and dispositive power.

(f)   Includes 64,027 shares held by his spouse as custodian for their minor children or in a trust over which she has voting and dispositive power, 12,027 shares held by a dependent child, 1,000,000 shares held by a limited liability company over which shares he holds dispositive but not voting power, and 776,910 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and dispositive power.

(g)   Includes 341 shares held in a trust over which his spouse shares voting and dispositive power with an individual not affiliated with the Company, 2,226 shares held in a trust over which he shares voting and dispositive power with an individual not affiliated with the Company, and 1,500,000 shares held by a limited liability company over which shares he holds dispositive but not voting power, but excludes 1,438,774 shares (described in footnotes (e) and (f) above) which are held in various trusts for the benefit of the minor children of his brothers, Carl H. Lindner III and S. Craig Lindner, over which Keith E. Lindner has sole voting and dispositive power but no pecuniary interest.

(h)   The members of the Administrative Plan Committee of the American Financial Group, Inc. Retirement and Savings Plan (the "RASP"), Sandra W. Heimann and Thomas E. Mischell, direct the voting of the securities held by the RASP. Both of the members of such Committee are executives of the Company.

Carl H. Lindner, S. Craig Lindner, Carl H. Lindner III, Keith E. Lindner and trusts for their benefit (collectively, the "Lindner Family") were the beneficial owners of approximately 43.8% of the Company's common stock at March 31, 2002. The Lindner Family may be deemed to be controlling persons of the Company.

MANAGEMENT

The directors, nominees and executive officers of the Company are:

	Age(1)	Position	Director or Executive Since
Carl H. Lindner	82	Chairman of the Board and Chief Executive Officer	1959
S. Craig Lindner	47	Co-President and a Director	1979
Keith E. Lindner	42	Co-President and a Director	1981
Carl H. Lindner III	48	Co-President and a Director	1980
Theodore H. Emmerich	75	Director	1988
James E. Evans	56	Senior Vice President and General Counsel and a Director	1976
Thomas M. Hunt (2)	78	Director	1982
William R. Martin	72	Director	1994
William W. Verity	43	Nominee	---
Keith A. Jensen	51	Senior Vice President	1999
Thomas E. Mischell	54	Senior Vice President - Taxes	1985
Fred J. Runk	59	Senior Vice President and Treasurer	1978

(1)   As of March 31, 2002.
(2)   Mr. Hunt has informed the Company that he will not stand for reelection at the meeting. He is currently a member of the Compensation and Audit Committees. During the past five years, Mr. Hunt has been Chairman of the Board of Hunt Petroleum Corporation, an oil and gas production company. He is also a director of AFC.

Keith A. Jensen was named a Senior Vice President of the Company in February 1999. He served as a Senior Vice President of Great American Financial Resources from February 1997 until he was named Executive Vice President of that company in May 1999.

Thomas E. Mischell has served as Senior Vice President - Taxes of the Company for over five years.

Fred J. Runk has served as Senior Vice President and Treasurer of the Company for more than five years.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires AFG's executive officers, directors and persons who own more than ten percent of AFG's common stock to file reports of ownership with the Securities and Exchange Commission and to furnish AFG with copies of these reports. The Company believes that all filing requirements were met during 2001.

Securities Ownership

The following table sets forth information, as of March 31, 2002, concerning the beneficial ownership of equity securities of the Company and its subsidiaries by each director, nominee for director, the executive officers named in the Summary Compensation Table (see "Compensation" below) and by all of these individuals as a group. Such information is based on data furnished by the persons named. Except as set forth in the following table, no director or executive officer beneficially owned 1% or more of any class of equity security of the Company or any of its subsidiaries outstanding at March 31, 2002. Unless otherwise indicated, the persons named have sole voting and dispositive power over the shares reported.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (a)	
	Shares of Common Stock Held	Shares of Common Stock Obtainable on Exercise of Options (b)
Carl H. Lindner (c)	9,754,275 (d)	0
Carl H. Lindner III (c)	5,619,645 (e)	536,272
S. Craig Lindner (c)	5,619,645 (f)	536,272
Keith E. Lindner (c)	5,619,645 (g)	536,272
Theodore H. Emmerich	15,310	11,591
James E. Evans	119,050	266,000
Thomas M. Hunt	16,969	11,591
William R. Martin	39,371	13,500
William W. Verity	-0-	-0-
All directors, nominees and executive officers as a group (12 persons)(c)	27,142,370	2,308,498

(a) Does not include the following ownership interests in subsidiaries of the Company: Messrs. Emmerich, Evans, Hunt, S.C. Lindner and Martin, and all directors and executive officers as a group beneficially own 1,561; 11,138; 382; 115,873; 11,271 and 273,226 shares, respectively, of the common stock of Great American Financial Resources. Mr. Martin and all directors and executive officers as a group beneficially own 40,126 (1.4%) and 61,870 shares (2.1%), respectively, of the preferred stock of AFC.

(b) Consists of shares of common stock purchasable within 60 days of March 31, 2002 through the exercise of market options and the vested portion of stock options granted under the Company's Stock Option Plan.

(c) The shares set forth for Carl H. Lindner, Carl H. Lindner III, S.C. Lindner and Keith E. Lindner and all directors and officers as a group constituted 14.5%, 9.1%, 9.1%, 9.1% and 42.3%, respectively, of the common stock outstanding at March 31, 2002. For information as to the percentage of outstanding shares beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) by such Lindner Family members, see "Principal Shareholders."

(d) Includes 1,544,402 shares held by his spouse and 252,378 shares held in a charitable foundation over which Mr. Lindner has sole voting and dispositive power but no pecuniary interest. Excludes 1,951,123 shares held in a trust for the benefit of his family for which a third party acts as trustee with voting and dispositive power.

(e) Includes 19,826 shares held by his spouse individually or in a trust over which she has voting and dispositive power, 1,000,000 shares held by a limited liability company over which shares he holds dispositive but not voting power, and 661,864 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and dispositive power.

(f)   Includes 64,027 shares held by his spouse as custodian for their minor children or in a trust over which she has voting and dispositive power, 12,027 shares held by a dependent child, 1,000,000 shares held by a limited liability company over which shares he holds dispositive but not voting power, and 776,910 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and dispositive power.

(g)   Includes 341 shares held in a trust over which his spouse shares voting and dispositive power with an individual not affiliated with the Company, 2,226 shares held in a trust over which he shares voting and dispositive power with an individual not affiliated with the Company, and 1,500,000 shares held by a limited liability company over which shares he holds dispositive but not voting power, but excludes 1,438,774 shares (described in footnotes (e) and (f) above) which are held in various trusts for the benefit of the minor children of his brothers, Carl H. Lindner III and S. Craig Lindner, over which Keith E. Lindner has sole voting and dispositive power but no pecuniary interest.

COMPENSATION

The following table summarizes the aggregate cash compensation for 2001, 2000 and 1999 of the Company's Chairman of the Board and Chief Executive Officer and its four other most highly compensated executive officers during 2001 (the "Named Executive Officers"). Such compensation includes amounts paid by AFG and its subsidiaries and certain affiliates during the years indicated.

SUMMARY COMPENSATION TABLE

Name And Principal Position	Year	Annual Compensation			Long-Term Compensation	All Other Compensation (e)
		Salary (a)	Bonus (b)	Other Annual Compensation (c)	Securities Underlying Options Granted (# of Shares) (d)	
Carl H. Lindner *Chairman of the Board and Chief Executive Officer*	2001	$950,000	$415,600	$47,000	---	$48,000
	2000	950,500	0	54,000	---	44,000
	1999	968,000	600,000	65,000	---	68,000
Keith E. Lindner *Co-President*	2001	950,000	415,600	26,000	---	29,400
	2000	950,500	0	35,000	110,000	34,000
	1999	968,000	600,000	56,000	50,000	44,000
Carl H. Lindner III *Co-President*	2001	950,000	415,600	74,000	---	30,400
	2000	950,500	0	79,000	110,000	29,000
	1999	968,000	600,000	106,000	50,000	34,000
S. Craig Lindner *Co-President*	2001	950,000	415,600	106,000	---	30,400
	2000	950,500	0	98,000	110,000	28,000
	1999	968,000	600,000	75,000	50,000	33,000
James E. Evans *Senior Vice President and General Counsel*	2001	950,000	400,000	4,000	---	33,400
	2000	950,500	290,000	500	100,000	30,000
	1999	968,000	580,000	2,000	45,000	36,000

(a)   This column includes salaries paid by Chiquita to Keith E. Lindner of $55,000 in 2001, $47,500 in 2000, and $50,000 in 1999, and to Carl H. Lindner of $70,000 in 2001, $62,500 in 2000 and $50,000 in 1999.

(b)   Bonuses are for the year shown, regardless of when paid. Approximately one-fourth of the bonuses for each individual was paid in shares of AFG common stock.

(c)   This column includes amounts for personal homeowners and automobile insurance coverage, and the use of corporate aircraft and automobile service as follows.

Name	Year	Insurance	Aircraft & Automobile
Carl H. Lindner	2001	$24,000	$23,000
	2000	25,000	29,000
	1999	21,000	44,000
Keith E. Lindner	2001	21,000	5,000
	2000	21,000	14,000
	1999	42,000	14,000
Carl H. Lindner III	2001	37,000	47,000
	2000	32,000	47,000
	1999	29,000	77,000
S. Craig Lindner	2001	43,000	63,000
	2000	44,000	54,000
	1999	32,000	43,000
James E. Evans	2001	--	4,000
	2000	--	500
	1999	--	2,000

(d)   The number of options shown as granted during 2000 includes the 2001 grant, which was made in late December 2000.

(e)   Includes Company or subsidiary contributions or allocations under the (i) defined contribution retirement plans and (ii) employee savings plan in which the following Named Executive Officers participate (and related accruals for their benefit under the Company's benefit equalization plan which generally makes up certain reductions caused by Internal Revenue Code limitations in the Company's contributions to certain of the Company's retirement plans) and Company paid group life insurance as set forth below.

Name	Year	AFG Auxiliary RASP	Retirement Plan	Savings Plan	Directors' Fees	Term Life
Carl H. Lindner	2001	$16,500	$8,500	--	--	$23,000
	2000	16,500	8,500	--	--	19,000
	1999	20,400	9,600	--	$15,000	23,000
Keith E. Lindner	2001	16,500	8,500	$ 3,400	--	1,000
	2000	16,500	8,500	8,000	--	1,000
	1999	20,400	9,600	12,000	--	2,000
Carl H. Lindner III	2001	16,500	8,500	3,400	--	2,000
	2000	16,500	8,500	2,000	--	2,000
	1999	20,400	9,600	2,000	--	2,000
S. Craig Lindner	2001	16,500	8,500	3,400	--	2,000
	2000	16,500	8,500	2,000	--	1,000
	1999	20,400	9,600	2,000	--	1,000
James E. Evans	2001	16,500	8,500	3,400	--	5,000
	2000	16,500	8,500	2,000	--	3,000
	1999	20,400	9,600	2,000	--	4,000

Stock Options

The table below shows stock options exercised by the Named Executive Officers during 2001, and the number and value of unexercised options held by them at December 31, 2001. While no options were granted to such persons in 2001, the expiration dates of certain of the options held by two of the Company's Co-Presidents were extended to April 2005. No options were granted to the CEO in 2000 or 2001.

AGGREGATED OPTION EXERCISES IN 2001 AND 2001 YEAR-END OPTION VALUES

Name	Company	Shares Acquired on Exercise (# of Shares)	Value Realized	Number of Securities Underlying Unexercised Options at Year End		Value of Unexercised In-the-Money Options at Year End (a)	
				Exercisable	Unexercisable	Exercisable	Unexercisable
Carl H. Lindner	AFG	-	-	-	-	-	-
Carl H. Lindner III	AFG	1,091	$5,047	497,272	144,000	$329,281	$418,440
S. Craig Lindner	AFG	1,091	$6,118	497,272	144,000	$336,287	$418,440
Keith E. Lindner	AFG	1,091	$4,779	497,272	144,000	$331,548	$418,440
James E. Evans	AFG	-	-	234,000	127,000	$95,100	$380,400

(a)   The value of unexercised in-the-money options is calculated based on the New York Stock Exchange closing market price of the Company's common stock at year-end 2001. This price was $24.55 per share.

Compensation Committee Report

The Compensation Committee of the Board of Directors consists of three directors, none of whom is an employee of the Company or any of its subsidiaries. The Committee's functions include reviewing and making recommendations to the Board of Directors with respect to the compensation of the Company's senior executive officers, as defined from time to time by the Board. The term "senior executive officers" currently includes the Chairman of the Board and Chief Executive Officer (the "CEO") and the Co-Presidents. The Compensation Committee has the exclusive authority to grant stock options under the Company's Stock Option Plan to employees of the Company and its subsidiaries, including senior executive officers.

Compensation of Executive Officers.   The Company's compensation policy for all executive officers of the Company has three principal components: annual base salary, annual incentive bonuses and stock option grants. Before decisions were made regarding 2001 compensation for senior executives, the Committee had discussions with Company executives to solicit their thoughts regarding compensation. Based in part on such discussions as well as the Committee's review of the Company's financial results for the preceding year, the Committee deliberated, formed its recommendations, and presented its determinations regarding salary and bonus to the full Board for its review and approval. The compensation decisions discussed in this report conformed with recommendations made by the Committee, the CEO and the Co-Presidents.

Annual Base Salaries.   The Committee approved annual base salaries and salary increases for senior executive officers that were appropriate, in the Committee's subjective judgment, for their respective positions and levels of responsibilities. The Committee approved the 2001 salaries of the CEO and the Co-Presidents, noting that such salaries would be the same rates in 2001 as in 2000, 1999, 1998 and the latter part of 1997.

Annual Bonuses.   As was the case for the past five years, the Committee developed an annual bonus plan for 2001 for the CEO and the Co-Presidents that would make a substantial portion of their total compensation dependent on the Company's performance, including achievement of pre-established earnings per share targets. Other executive officers of the Company were included in the annual bonus plan for 2001 by action of the Executive Committee.

The annual bonus plan for 2001 made 50% of each participant's annual bonus dependent on the Company attaining certain earnings per share targets. The other 50% is based on the Company's overall performance, as subjectively determined by the Committee. The 2001 annual bonus plan (as in prior years) provided that 25% of any bonuses be paid in common stock.

Under the 2001 annual bonus plan, the bonus target amount for the CEO and each of the Co-Presidents was $950,000 with 0% to 175% of $475,000 (50% of $950,000) to be paid depending on the Company achieving certain 2001 earnings per share allocable to insurance operations (the "EPS Component") and 0% to 175% of $475,000 to be paid based on the Company's overall performance, as subjectively determined by the Committee (the "Company Performance Component"). The earnings per share target which would result in the payment of 100% of the EPS Component bonus was set by the Committee at $1.60. In recommending the 2001 annual bonus plan to the Board for adoption, the Committee noted that no bonus should be paid under the plan if 2001 earnings per share from insurance operations are less than $1.20 (75% of the 2001 EPS target). Not including the effects from the attack on the World Trade Center and an increase in reserves for asbestos related claims, the Company reported earnings per share from insurance operations of $1.55. The Committee noted that the annual bonus plan provides that unusual or non-recurring items are not be included in determining earnings allocable to insurance operations. This results in a payment to the CEO and each of the Co-Presidents of approximately $416,000 under the EPS Component.

The Committee then evaluated the Company's performance during 2001. The Committee considered a number of factors in discussions of such performance with senior executives, including the Company's current status of credit ratings, operating ratios, which were viewed positively, and net earnings and stock price from the end of 2000 to the end of 2001 which were viewed negatively. The Committee noted the improvement in stock price from the beginning of 2000 to the time of its meeting to consider the 2001 annual bonus plan held in March. The Committee agreed with management's recommendation that while a bonus under the Company Performance Component could be justified, no bonus attributable to that component would be paid.

The annual base salary and bonus target amounts of the CEO and the Co-Presidents are virtually identical because the Committee reviews them as working as a management team whose skills and areas of expertise complement each other.

Stock Option Grants. Stock options represent an important part of the Company's performance-based compensation system. The Committee believes that Company shareholders' interests are well served by aligning the Company's senior executives' interests with those of its shareholders through the grant of stock options in addition to paying a portion of any annual bonus in common stock. Options under the Company's Stock Option Plan are granted at exercise prices equal to the fair market value of common stock on the date of grant and vest at the rate of 20% per year. The Committee believes that these features provide an optionee with substantial incentive to maximize the Company's long-term success. Options for 55,000 shares were granted to each of the Co-Presidents and additional options were granted to the other senior executives of the Company in December 2000, so that the exercise price of such options would be near the public offering of Common Stock which was completed in December 2000. While no options were granted to such persons in 2001, the Committee determined to extend the expiration dates of certain of the options held by two of the Company's Co-Presidents to April 2005 to align the expiration dates of the options held by each Co-President. No options were granted to the CEO in 2000 or 2001.

The Compensation Committee of the Board of Directors consists of three directors, none of whom is an employee of the Company or any of its subsidiaries. The Committee's functions include reviewing and making recommendations to the Board of Directors with respect to the compensation of the Company's senior executive officers, as defined from time to time by the Board. The term "senior executive officers" currently includes the Chairman of the Board and Chief Executive Officer (the "CEO") and the Co-Presidents. The Compensation Committee has the exclusive authority to grant stock options under the Company's Stock Option Plan to employees of the Company and its subsidiaries, including senior executive officers.

Members of the Compensation Committee: *William R. Martin*, Chairman
Theodore H. Emmerich
Thomas M. Hunt

Performance Graph

The following graph compares the cumulative total shareholder return on the Company's common stock with the cumulative total return of the Standard & Poor's ("S&P") 400 Midcap Index and the S&P Property-Casualty Insurance Index. *(Assumes $100 invested on December 31, 1996 in the Company's common stock and the two indexes, including reinvestment of dividends.)*



Performance Graph Index

	December 31,					
	1996	**1997**	**1998**	**1999**	**2000**	**2001**
AFG Common Stock	100	110	122	76	80	77
S&P 400 Midcap Index	100	132	157	180	211	210
S&P Property-Casualty Insurance Index	100	142	129	94	149	137

Certain Transactions

From time to time, AFG and its subsidiaries have had transactions with affiliates. AFG believes that the financial terms of these transactions are comparable to those that would apply to unrelated parties and are fair to AFG.

Members of the Lindner Family are the principal owners of Provident Financial Group, Inc. ("Provident"). In 2001, AFG paid Provident $245,000 in connection with an expense sharing arrangement for a cafeteria operated by Provident for the employees of both companies. AFG provides security guard and surveillance services at the main office of Provident for which Provident paid $100,000 in 2001. Provident leases its main banking and corporate office from AFG for which Provident paid rent of $3,125,000 in 2001. A subsidiary of Provident leases equipment to subsidiaries of AFG for which Provident was paid an aggregate of $805,000 during 2001.

During 2001, AFG paid the Cincinnati Reds $109,000 for tickets to baseball games. Carl H. Lindner is the Chief Executive Officer of the Reds. In addition, a subsidiary of AFG, and a company owned by Carl H. Lindner, Carl H. Lindner III, Keith E. Lindner and S. Craig Lindner, are part owners of the Reds.

In July 2000, AFG's principal insurance company subsidiary, Great American Insurance Company, entered into a thirty-year agreement with the Reds, pursuant to which the Reds' home stadium will be named "Great American Ball Park" upon its expected completion in time for the 2003 baseball season. Great American paid the Reds $2 million during 2001, and will pay the Reds approximately $2.3 million annually over the term of the agreement. For these payments, Great American will also receive approximately $1.3 million of premium seating, marketing credits, and related sponsorship rights.

In 2001, an AFG subsidiary purchased a 29% interest in an aircraft for $1.6 million (fair value as determined by independent third party) from an entity owned by one of Carl H. Lindner's brothers. The remaining interests in the aircraft are owned by Carl H. Lindner and his two brothers. Costs of operating the aircraft are being borne proportionately. During 2001 and prior to the purchase, AFG and its subsidiaries had chartered the aircraft from the same entity. The total charges for such aircraft usage were $584,000.

In 1997, Carl H. Lindner and Great American Financial Resources, Inc. (an 83%-owned subsidiary of AFG) purchased 51% and 49%, respectively, of the outstanding common stock of a newly incorporated entity formed to acquire the assets of a company engaged in the production of ethanol. In 2000, the ethanol company repurchased the 49% interest from GAFRI for amounts which included an $18.9 million subordinated debenture bearing interest at 12 1/4% with scheduled repayments through 2005. The balance owed on the subordinated debenture at year-end 2001 was $12.9 million. Another AFG subsidiary has a working capital credit facility in place under which the ethanol company may borrow up to $10 million at a rate of prime plus 3%. There were no borrowings outstanding under this facility in 2001. In 1998, GAFRI made a loan to the ethanol company in the amount of $4 million, bearing interest at the rate of 14% and maturing in September 2008.

An AFG subsidiary is the lender under a credit agreement with American Heritage Holding Corporation, a Florida-based homebuilder which is 49% owned by AFG and 51% owned by brothers of Carl H. Lindner. The homebuilder may borrow up to $8 million at 13% per annum, with interest deferred and added to principal. In January 2001, the maturity date of this loan was extended from March 31, 2001 to March 31, 2003. The highest outstanding balance owed to the AFG subsidiary during 2001 was $8.0 million and the balance at year-end 2001 was $6.4 million.

Directors' Compensation

Pursuant to the Non-Employee Directors' Compensation Plan (the "Directors' Plan"), all directors who are not officers or employees of the Company are paid the following fees: an annual retainer of $40,000; an additional annual retainer of $12,000 for each Board Committee on which the non-employee director serves; and an attendance fee of $1,000 for each Board or Committee meeting attended. Non-employee directors who become directors during the year receive a pro rata portion of these annual retainers. The retainers and fees to be paid under the Directors' Plan are reviewed by the Board of Directors from time to time and are subject to change at its discretion.

In order to align further the interests of the Company's non-employee directors with the interests of shareholders, the Directors' Plan provides that a minimum of 50% of such directors' annual retainers are paid through the issuance of shares of AFG common stock.

The Board of Directors has a program under which a retiring Company director (other than an officer or employee of the Company or any of its subsidiaries) will, if the director has met certain eligibility requirements, receive upon retirement (in a lump sum or, if elected, in deferred payments) an amount equal to five times the then current annual director's fee. For purposes of this program, retirement means resignation as a Company director or not being nominated for reelection by shareholders as a Company director. To be eligible for the retirement benefit, a person must have served as a Company director for at least four years while not an officer or employee of the Company or any of its subsidiaries. In addition, a Company director will not become eligible for the retirement benefit until reaching age 55. A director who receives a retirement benefit must provide consulting services to the Company on request for five years following retirement without further compensation (except reimbursement for expenses). Under the program, a death benefit equal to the retirement benefit will be paid (in lieu of any retirement benefit under the program) to the designated beneficiary or legal representative of any person who dies while serving as a Company director, whether or not eligible for a retirement benefit at time of death. This death benefit will not be available to a director who at any time during the two years immediately preceding death was an officer or employee of the Company or any of its subsidiaries.

In addition to providing for the grant of stock options to key employees, the Stock Option Plan provides for automatic annual grants of options to each non-employee director of the Company. During 2001, each non-employee director was granted an option under the foregoing provisions of the Stock Option Plan to purchase 2,500 shares at an exercise price of $27.95 per share on June 1, 2001, the exercise price being the fair market value of the Company's common stock on the date of grant.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

The Company's Board of Directors held four meetings and took action in writing ten times in 2001. The Board has an Executive Committee, an Audit Committee and a Compensation Committee, but no Nominating Committee.

Executive Committee: The Executive Committee consists of Carl H. Lindner (Chairman), Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner. The Committee's functions include analyzing the future development of the business affairs and operations of the Company, including further expansion of businesses in which the Company is engaged and acquisitions and dispositions of businesses. With certain exceptions, the Executive Committee is generally authorized to exercise the powers of the Board of Directors between meetings of the Board of Directors. The Executive Committee consulted among themselves informally many times throughout the year and took action in writing on six occasions in 2001.

Compensation Committee. The Compensation Committee met two times and took action in writing on three occasions in 2001.

Audit Committee. The Audit Committee met eight times in 2001.

Audit Committee Report

The Audit Committee is comprised of three directors, each of whom is experienced with financial statements and two of whom have past accounting or related financial management experience. Each of the members of the Audit Committee is independent as defined by the New York Stock Exchange listing standards.

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to shareholders and others, the systems of internal control which management has established, and the audit process. The members of the Committee are Theodore H. Emmerich (Chairman), William R. Martin and Thomas M. Hunt. It is expected that if elected, Mr. Verity will take the seat of Mr. Hunt on this committee following the meeting.

Management is responsible for the Company's internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Committee's responsibility is to monitor and oversee these processes. Additionally, the Audit Committee recommends to the Board an accounting firm to be engaged as the Company's independent accountants.

The Committee has met and held discussions with management and the independent accountants. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees).

The Company's independent accountants also provided to the Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and disclosures required by the Audit Committee Charter, and the Committee discussed with the independent accountants that firm's independence.

Based on the Committee's discussions with management and the independent accountants and the Committee's review of the representation of management and the report of the independent accountants to the Committee, the Committee recommended that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

Members of the Audit Committee:
Theodore H. Emmerich, Chairman
William R. Martin
Thomas M. Hunt

INDEPENDENT AUDITORS

The accounting firm of Ernst & Young LLP served as the Company's independent auditors for the fiscal year ended December 31, 2001. Representatives of that firm will attend the meeting and will be given the opportunity to comment, if they so desire, and to respond to appropriate questions that may be asked by shareholders. No auditor has yet been selected for the current year because it is generally the practice of the Company not to select independent auditors prior to the annual shareholders meeting.

Audit Fees, Financial Information Systems Design and Implementation Fees and All Other Fees. Ernst and Young's aggregate fees for services related to the audits of financial statements for the year ended December 31, 2001, and for quarterly reviews within that period amounted to approximately $1.5 million. While they were not billed separately, we estimate that fees for statutory audits for insurance regulatory purposes and similar audit related services amounted to approximately one-fourth of the aggregate audit fees.

In addition, during 2001 Ernst & Young billed approximately $161,000 for services related to actuarial reviews, approximately $88,000 for tax services and approximately $209,000 for all other miscellaneous services. There were no Ernst & Young fees in 2001 for financial information systems design and implementation. The Audit Committee considered the non-audit services provided in satisfying itself as to Ernst & Young's independence.

NOMINATIONS AND SHAREHOLDER PROPOSALS

In accordance with the Company's Code of Regulations (the "Regulations"), the only candidates eligible for election at a meeting of shareholders are candidates nominated by or at the direction of the Board of Directors and candidates nominated at the meeting by a shareholder who has complied with the procedures set forth in the Regulations. Shareholders will be afforded a reasonable opportunity at the meeting to nominate candidates for the office of director. However, the Regulations require that a shareholder wishing to nominate a director candidate must have first given the Secretary of the Company at least five and not more than thirty days prior written notice setting forth or accompanied by (1) the name and residence of the shareholder and of each nominee specified in the notice, (2) a representation that the shareholder was a holder of record of the Company's voting stock and intended to appear, in person or by proxy, at the meeting to nominate the persons specified in the notice and (3) the consent of each such nominee to serve as director if so elected.

The Proxy Form used by AFG for the annual meeting typically grants authority to management's proxies to vote in their discretion on any matters that come before the meeting as to which adequate notice has not been received. In order for a notice to be deemed adequate for the 2003 annual meeting, it must be received by March 16, 2003. In order for a proposal to be considered for inclusion in AFG's proxy statement for that meeting, it must be received by December 31, 2002.

REQUESTS FOR FORM 10-K

The Company will send, upon written request, without charge, a copy of the Company's current Annual Report on Form 10-K to any shareholder who writes to Fred J. Runk, Senior Vice President and Treasurer, American Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202.



One East Fourth Street
Cincinnati, Ohio 45202